Sit Minnesota Tax-Free Income Fund (SMTFX) March 31, 2021

The **Sit Minnesota Tax-Free Income Fund** provided a return of 5.94% during the 12-month period ending March 31, 2021, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 5.07%. The Fund's 30-day SEC yield was 1.81% and its 12-month distribution rate was 2.83%. The Fund's effective duration was 4.5 years.

Factors that Influenced Performance Over the Past 12 Months

The tax-exempt yield curve shifted lower and steepened during the past year with short yields falling the most. Yields for short maturities fell approximately 60-90 basis points from COVID-19 crisis levels at the beginning of the year. Meanwhile, yields for intermediate to long maturities fell to historic lows in August before bouncing up to end the year down 20-25 basis points. Tax-exempt fund flows provided exceptionally strong support for the municipal market throughout much of the period. Municipal issuance for the fiscal year was about $450B, which slightly exceeded the prior fiscal year yet was easily absorbed by the market. In comparison, Minnesota issuance declined more than 17% from the prior year, providing solid technical support. Credit spreads for tax-exempt bonds were largely unchanged for the year for AA-rated and A-rated credits. BBB-rated spreads, which had widened in response to the pandemic leading into the fiscal year, narrowed somewhat.

Minnesota's budget and economic outlook have improved since the onset of the COVID-19 crisis. The latest forecast for the FY2020-21 biennium showed a projected surplus of $940 million. In addition, state economists now project a surplus of $1.6 billion for the next two-year budget. Minnesota's unemployment rate of 4.3% compares favorably to the 6.2% national rate as of February 2021 and the state's general obligation bond rating remains at AAA by Standard & Poor's Corp. and Aa1 by Moody's.

The Fund benefited from a larger weighting of long duration bonds relative to the benchmark over the last year, as longer bonds significantly outperformed shorter bonds. In terms of quality, performance was directly correlated with credit risk as BBB-rated bonds were the best performing part of the index and AAA-rated bonds the worst. The Fund's exposure to BBB-rated bonds as well as significant allocation to below investment grade and non-rated bonds were the biggest reasons the Fund outperformed its benchmark for the year. As such, the Fund benefited from holdings in multi-family mortgage revenue bonds and education/student loan revenue bonds. Conversely, the Fund's significant weighting in single-family mortgage revenue bonds lagged the benchmark.

Outlook and Positioning

The economic impact of the pandemic remains a concern for investors, but Minnesota and its local governments have already received significant assistance from the federal government. In addition, Minnesota governments and programs are slated to receive almost $8 billion from the American Rescue Plan, which was enacted on March 11, 2021.

The Fund's core strategy continues to emphasize current income as the primary driver of returns over the long run. Housing-related sectors remain a meaningful percentage of the Fund, totaling almost 40% of Fund assets, and continue to present an attractive relative value. Similarly, almost 25% of the Fund remains invested in non-rated bonds which provide an attractive income advantage. We will add to higher coupon bonds when available and continue to focus deeply on credit analysis to take advantage of opportunities as they arise, which we expect to be limited in the current environment. We believe the Fund is well-positioned to achieve attractive risk-adjusted returns going forward.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.